UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40851

Procaps Group, S.A.

(Translation of registrant’s name in English)

9 rue de Bitbourg, L-1273

Luxembourg

Grand Duchy of Luxembourg

R.C.S. Luxembourg: B253360

Tel : +356 7995-6138

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of Extraordinary Meeting and Annual Meeting

On December 16, 2024, Procaps Group, S.A. (the “Company”) held (i) an extraordinary general meeting of shareholders (the “Extraordinary Meeting”) and (ii) immediately following the Extraordinary Meeting, an annual general meeting of shareholders (the “Annual Meeting”). The Company’s shareholders approved and adopted all matters submitted to them at both the Extraordinary Meeting and the Annual Meeting as further described below.

Results of the Extraordinary Meeting

1. Presentation and vote on the resolution to amend article 6.1 of the articles of association of the Company (the “Articles”).

At the Extraordinary Meeting, the shareholders approved a resolution to amend article 6.1 of the Articles so that it now reads as follows:

“6.1 The authorised capital, excluding the share capital, is set at six million eight hundred seventy-one thousand seven hundred fifty-eight United States Dollar and seventeen cent (USD 6,871,758.17), consisting of six hundred eighty-seven million one hundred seventy-five thousand eight hundred seventeen (687,175,817) Ordinary Shares. During a period of five (5) years from the date of incorporation or any subsequent resolutions to create, renew or increase the authorised capital pursuant to this article, the board of directors is hereby authorised and empowered within the limits of the authorised capital to (i) realise for any reason whatsoever including, any issue in one or several successive tranches of (a) any subscription and/or conversion rights, including warrants (which may be issued separately or attached to Ordinary Shares, bonds, options, notes or similar instruments), convertible bonds, notes or similar instruments (the “Share Rights”) as well as (b) new Ordinary Shares, with or without share premium, against payment in cash or in kind, by conversion of claims on the Company, by way of conversion of available reserves or in any other manner; (ii) determine the place and date of the issue or the successive issues, the issue price, the terms and conditions of the subscription of and paying up on the new Ordinary Shares; and (iii) remove or limit the preferential subscription right of the shareholders in case of issue against payment in cash of Ordinary Shares, warrants (which may be separate or attached to Ordinary Shares, bonds, notes or similar instruments), convertible bonds, notes or similar instruments. The Ordinary Shares to be issued upon exercise of any Share Rights may be issued beyond the aforementioned authorised capital period of five (5) years as long as the Share Rights were issued within the relevant aforementioned authorised capital period of five (5) years.”

2. Presentation and vote on the resolution to amend article 12.1 of the Articles.

At the Extraordinary Meeting, the shareholders approved a resolution to amend article 12.1 of the Articles so that it now reads as follows:

“12.1 Except as otherwise provided herein or by the Law, these articles of association may be amended by at least two thirds of the votes validly cast at a general meeting at which a quorum of more than half of the Company’s share capital is present or represented. If no quorum is reached in a meeting, a second meeting may be convened in accordance with the provisions of article 9.3 which may deliberate regardless of the quorum and at which resolutions are adopted by at least two thirds of the votes validly cast. Abstentions and nil votes shall not be taken into account.”

3. Presentation and vote on the resolution to amend article 16.1 of the Articles.

At the Extraordinary Meeting, the shareholders approved a resolution to amend article 16.1 of the Articles so that it now reads as follows:

“16.1 The Company shall be managed by a board of directors composed of at least five (5) directors and which shall be nominated pursuant to these articles of association and any nomination agreement to which the Company is a party. Where the Company has been incorporated by a single shareholder or where it appears at a shareholders’ meeting that all the Shares issued by the Company are held by a sole shareholder, the Company may be managed by a sole director until the next general meeting of shareholders following the increase of the number of shareholders. In such case, to the extent applicable and where the term “sole director” is not expressly mentioned in these articles of association, a reference to the “board of directors” used in these articles of association is to be construed as a reference to the “sole director”.”

4. Presentation and vote on the resolution to amend article 19.1 of the Articles.

At the Extraordinary Meeting, the shareholders approved a resolution to amend article 19.1 of the Articles so that it now reads as follows:

“19.1 In the event of a vacancy in the office of a director because of death, legal incapacity, bankruptcy, resignation or otherwise, this vacancy may be filled on a temporary basis and for a period of time not exceeding the initial mandate of the replaced director by the majority of the remaining directors until the next meeting of shareholders which shall resolve on the permanent appointment in compliance with the applicable legal provisions.”

A copy of the consolidated Articles, which give effect to all amendments made to the Articles adopted at the Extraordinary Meeting is filed as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Results of the Annual Meeting

1.	Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company’s consolidated articles of association as of September 29, 2021.

No vote was required on this item of the agenda.

The Annual Meeting acknowledged the following (potential) conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended (the “Law”) and article 22 of the consolidated Articles.

a.	Presentation regarding the findings of the independent investigation approved on November 15, 2023.

It was reported in the April 5, 2024 minutes of the Board of Directors that Mr. Ruben Minski and Mr. José Minski had a potential conflict of interest, conflicting with the one of the Company, in relation to the decision of the audit committee of the Company to formally close the independent investigation relating to matters involving the Company’s historical accounting treatment and associated financial statement disclosures related to (i) a credit agreement dated as of April 3, 2012, by the Company, the Minski family and the Fundación de Interés Privado Forschung Internacional, acting as lender, and (ii) a separate USD 700,000 outstanding loan believed to have been owed by the Company. Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Ruben Minski and Mr. José Minski refrained from taking part to the deliberations and from voting. It was noted that in accordance with Article 21.6 of the Articles, decisions shall be adopted by a majority vote of the directors present or represented at such meeting (the “Majority Requirement”). The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

b)	Approval of Junior Unsecured Subordinated Promissory Note.

It was reported in the September 9, 2024 minutes of the Board of Directors that Mr. José Minski and Mr. Ruben Minski had a conflict of interest of financial nature, conflicting with the one of the Company, in relation to the approval of a junior unsecured subordinated promissory note by means of which a vehicle owned by the Minski family has provided USD 5,000,000 of funding to the Company. Therefore, in accordance with the provisions of Article 441-7 of the Law and Article 22 of the Articles, Mr. Ruben Minski and Mr. José Minski refrained from taking part to the deliberations and from voting. The Board of Directors noted that the Majority Requirement was fulfilled for said item due to the fact that the remaining directors took part in the vote.

2.	Annual accounts and consolidated financial statements: acknowledgement of the interim result of the independent investigation on certain related party transactions, in connection with (i) the submission for approval of the standalone annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2023 and (ii) the (rectified) consolidated financial statements and, to the extent necessary, the standalone annual accounts, for certain previous financial years.

No vote was required on this item of the agenda.

The Annual Meeting acknowledged the interim result of the independent investigation on certain related party transactions, in connection with (i) the submission for approval of the standalone annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2023 and (ii) the (rectified) consolidated financial statements and, to the extent necessary, the standalone annual accounts, for certain previous financial years.

3.	Acknowledgement of the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.

At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.

4.	Appointment of Mr. Jaider Aldemar Sanchez Guerrero as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution acknowledging the appointment of Mr. Jaider Aldemar Sanchez Guerrero as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

5.	Confirmation of the mandate of Ms. Sandra Sanchez y Oldenhage in replacement of Mr. Alejandro E. Weinstein as of October 23, 2023 by way of co-option.

At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Ms. Sandra Sanchez y Oldenhage, in replacement of Mr. Alejandro E. Weinstein, with effect as of October 23, 2023 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Alejandro E. Weinstein).

6.	Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Ruben Minski as of October 28, 2024 by way of co-option.

At the Annual Meeting, the shareholders approved the resolution to confirm the mandate as member of the Board of Directors of Mr. Roberto Albisetti, in replacement of Mr. Ruben Minski, with effect as of October 28, 2024 and for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ended December 31, 2023 (which corresponds to the duration of mandate of Mr. Ruben Minski).

7.	Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Deloitte Audit, a société à responsabilité limitée existing under the laws of the Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies’ Register (Registre de commerce et des sociétés, Luxembourg) under number B67895, having its registered office at 20, boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg, as independent auditor (réviseur d’entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

8.	Acknowledgement of the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors.

At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

9.	Acknowledgement of the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors.

At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

10.	Acknowledgement of the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors.

At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

11.	Acknowledgement of the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors.

At the Annual Meeting, the shareholders approved the resolution acknowledging the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors with effect as of the date of the Annual Meeting.

12.	Renewal of the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

13.	Renewal of the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

14.	Renewal of the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to renew the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

15.	Appointment of Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Mr. Alejandro E. Weinstein holds director or investor roles in various ventures within the pharmaceutical and healthcare industries, including co-founding WM Partners in June 2015, a middle-market private equity firm that primarily invests in the health and wellness sector, Olive Tree Ventures, an early-stage venture capital firm focused on disruptive health and enterprise in Israel; Vanterra Accelerator Portfolio, a consumer early-stage fund; and Davidson and W, a venture lending fund in Europe and Israel. In addition, Mr. Alejandro E. Weinstein currently serves on the boards of Health Hero, a European telehealth company; Atida, a European e-pharmacy; and Worthy, Inc., an online retail platform. Previously from 2004 to 2014, Mr. Alejandro E. Weinstein served as the CEO of CFR Pharmaceuticals S.A. (also known as Laboratorios Recalcine) (“CFR”). Du ring his tenure as CEO, he executed over 15 acquisition transactions in 10 different countries, including the acquisition of Lafrancol S.A., the largest pharmaceutical company in Colombia, for more than $560 million. Mr. Alejandro E. Weinstein received a degree in Business Administration from the Universidad Católica de Chile and is a certified public auditor and accountant.

16.	Appointment of Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Mr. Nicolas A. Weinstein is the President and co-founder of Respark Residential, a real estate investment firm primarily focused on the multifamily residential sector, a position he has held since 2021. Mr. Nicolas A. Weinstein is also a Manager of W6 Real Estate Investments, a family-owned real estate investment firm, a position he has held since 2016, and a Director of W6 Credit Strategies Ltd., an investment firm specializing in fixed-income investments, a position he has held since 2018. Prior to these roles, Mr. Nicolas A. Weinstein served as the Chief of Marketing and Sales at CFR for five years and, following its acquisition, as the Chilean country head for both CFR and the Abbott Pharmaceutical unit. Mr. Nicolas A. Weinstein currently serves on the board of directors of Health Hero, a European telehealth company; Atida, a European e-pharmacy; Medneo GmbH, a European radiology/MRI/CAT scan consolidator; Fortec, a real estate investing company; and NRS Agro, an Israeli venture builder focused on sustainable food production and health. He previously served on the board of Redhill Biopharmaceuticals Ltd., a specialty pharmaceutical company. Mr. Nicolas A. Weinstein holds a Master of Science in Finance from Universidad Adolfo Ibáñez and earned an MBA from Northwestern University’s Kellogg School of Management in 2012.

17.	Appointment of Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Mr. Ernesto Carrizosa is a Managing Partner and Chief Investment Officer of WM Partners, a middle-market private equity firm that primarily invests in the health and wellness sector, a position he has held since February 2015. In his roles as Managing Partner and Chief Investment Officer, Mr. Ernesto Carrizosa leads the deal team and is responsible for acquisitions and other firm initiatives. Mr. Ernesto Carrizosa has over 34 years of experience in structuring, funding, and conducting due diligence on M&A transactions in both the U.S. and Latin America. Mr. Ernesto Carrizosa began his career at Citibank LATAM and, between 1987 and 1994, served in various managerial roles at a Colombian industrial conglomerate, including as CFO of multiple service and manufacturing operations. From 1995 to 1999, he led an investment banking firm in Colombia, where he was involved in a wide range of transactions in the manufacturing, technology, media, and telecommunications industries. Currently, Mr. Ernesto Carrizosa serves as a director of Sagas Services Inc., an investment vehicle that funds minority interests in small ventures; an officer of Bruki, LLC, an investment holding company; an advisory committee member of Andes Global Trading, a meat and beef trading company; and a member of Miami Angels Accelerated Growth Partners, Inc., a venture investment club. Mr. Ernesto Carrizosa holds a degree in Finance and Decision Sciences from The Wharton School of business at the University of Pennsylvania.

18.	Appointment of Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

At the Annual Meeting, the shareholders approved the resolution to appoint Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.

Mr. Jose Frugone Domke has acted as an independent consultant since February 2022. Prior to such role, he served from December 2015 as Director of Licensing and Acquisitions at Abbott Laboratories for LATAM and from April 2006 as Head of M&A, between other roles, in CFR Pharmaceuticals (currently part of Abbott Laboratories). Mr. Jose Frugone Domke holds an undergraduate degree in Business Administration from the Pontificia Universidad Catolica de Chile and an MBA from the University of Southern California.

19.	Delegation of powers.

At the Annual Meeting, the shareholders approved the resolution to authorize any Director and/or any lawyer or employee of Arendt & Medernach S.A., any employee of Arendt Investor Services S.A., all professionally residing in Luxembourg, each acting individually and with full power of substitution, to arrange (i) for any filing with the Luxembourg Trade and Companies Register that may be required in connection with the preceding resolutions and (ii) for any publication on the Recueil électronique des sociétés et associations that may be required in connection with the preceding resolutions.

Resignation of Director

On December 17, 2024, Mr. David Yanovich notified the Board of Directors of the Company (the “Board”) of his resignation as a director of the Board and as a member of any committee of the Board on which he was a member, effective immediately.

Mr. David Yanovich’s resignation was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Changes to Board Committee Composition

Following the conclusion of the Annual Meeting, on December 19, 2024, the Board set the compositions of the Audit Committee, the Compensation Committee, the Mergers and Acquisitions Committee and the Nominating Committee of the Company, such appointments being made for an unlimited duration, and which committees are now composed as follows:

Audit Committee

●	Jose Frugone Domke (Chair)
●	Alberto Eguiguren Correa
●	Ernesto Carrizosa

Compensation Committee

●	Alberto Eguiguren Correa (Chair)
●	Jose Frugone Domke
●	Ernesto Carrizosa

Mergers & Acquisitions Committee

●	Alejandro E. Weinstein (Chair)
●	Ernesto Carrizosa

Nominating Committee

●	Nicolas A. Weinstein (Chair)
●	Jose Frugone Domke
●	Alberto Eguiguren Correa

In connection with the appointments to such committees, the Board determined that all committee members were independent under the applicable Nasdaq Stock Market (“Nasdaq”) rules. In addition, the Board determined the members of the Audit Committee met the heightened independence requirements under applicable SEC rules.

In connection with the resignation of Mr. David Yanovich, the Audit Committee no longer contains a member who qualifies as the audit committee financial expert under Item 407 of Regulation S-K. The Company is currently evaluating potential candidates to be appointed to the Board and Audit Committee to fill the vacancy created by Mr. David Yanovich and expects to regain compliance with the applicable Nasdaq requirements with respect to its Audit Committee within the cure period provided by Nasdaq rule 5605(c)(4)(B).

Changes to Management

Effective December 19, 2024, Patricio Vargas transitioned from his role as Chief Financial Officer (CFO) to assume the newly established position of Chief Optimization and Rationalization Officer. In addition, the Company appointed an Interim CFO to fill the vacancy created by Mr. Vargas to focus on the restatement process and financial reporting, including the preparation and signing of the company’s 2023 and 2024 financial statements and Form 20-F. In addition, the Company appointed Melissa Angelini as Interim Vice President of Finance.

On December 20, 2024, the Company issued a press release announcing the updates contained in this Report on Form 6-K, which is filed as Exhibit 99.2 hereto.

The information contained in the press release filed as Exhibit 99.2 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Consolidated Articles of Association of the Company, as of December 16, 2024
99.2	Press Release dated December 20, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCAPS GROUP, S.A.

By:	/s/ José Antonio Toledo Vieira
Name:	José Antonio Toledo Vieira
Title:	Chief Executive Officer

Dated: December 20, 2024